Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 02/28/2013-1

February 28, 2013

Via EDGAR and Overnight Delivery (with Confidential Materials)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:             Mr. H. Roger Schwall, Assistant Director
Mr. Ronald M. Winfrey, Petroleum Engineer

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 1-12534

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated September 20, 2012 and January 18, 2013 regarding Newfield Exploration Company’s (“Newfield” or the “Company”) Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For your convenience, we have included the text of the Staff’s comments from the January 18, 2013 letter in bold text within this response letter.

Pursuant to the Commission’s Rule 418(b) of Regulation C, Newfield requests that all supplemental materials provided via flash drive in response to Comment No. 1 be returned to Newfield after the Staff has completed its review thereof.  In addition, pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, Newfield requests confidential treatment for portions of its response to Comment No. 2 below.  Specifically, Newfield requests that the portions of these responses that are marked by [***]*, be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential business information, the disclosure of which would cause serious competitive harm to Newfield.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, Newfield respectfully requests that George W. Fairchild, Jr., Newfield’s Controller, be notified immediately of such request, so that Newfield may further substantiate this request for confidential treatment under Rule 83.  Mr. Fairchild may be contacted at the following address and telephone number:

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 02/28/2013-2

George W. Fairchild, Jr., Controller
Newfield Exploration Company
4 Waterway Square Place, Suite 100
The Woodlands, Texas  77380
281-210-5194
Response to Comments:

Estimated Reserves, page 9

1.
In comment 3(a) of our September 20, 2012 letter, we requested “One-line recaps in spread sheet format for each property sorted by field within each proved and probable reserve category including dates of first booking and estimated first production for your proved undeveloped properties”.  You provided us with PDF files that are not spread sheet formatted and that omitted the estimated first production date for PUD reserves.  Please provide us the information as requested in prior comment 3(a).

Response:  We apologize for the inconvenience.  The information requested is being provided supplementally via flash drive.  In addition, pursuant to Rule 418(b) of Regulation C, Newfield requests that all supplemental materials provided via flash drive be returned to Newfield after the Staff has completed its review thereof.

Proved Reserves, page 10

2.
In our prior comment five, we asked that you affirm that none of your PUD reserves are scheduled to be developed beyond five years after first booking.  You responded that a portion, which we consider to be material, of your proved undeveloped reserves is scheduled to be drilled beyond five years from first booking.  Rule 4-10(a)(31)(ii) of Regulation S-X specifies that undrilled locations can be classified as having [proved] undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.  In part, Question 108.01 of our Compliance and Disclosure Interpretations (“C&DIs”) describes a “development project” as “[t}he scope and scale of a project are such that, if a project were terminated before completion, for whatever reason, a significant portion of the previously invested capital would be lost.”  If you believe that the reserves in question are part of a development project as set forth above, please furnish to us the figures for each project’s: sunk development costs; sunk surface infrastructure costs; estimated total (sunk and future) development cost that you have incurred or will incur from the initial activity through year-end 2011.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 02/28/2013-3

Response:  The table below outlines the sunk costs and estimated total (sunk and future) development costs that we have incurred or intend to incur from the initial activity through year-end 2011 and year-end 2012 for each significant “development project”.

[***confidential treatment request]

[***]*

*Confidential treatment requested by Newfield pursuant to Rule 83.  Portions of the information requested by the Staff in Comment 2 are confidential.  Accordingly, Newfield’s complete response is being provided separately to the Staff in hard copy only pursuant to 17 C.F.R. §200.83.

3.
Item 1203(d) of Regulation S-K requires the disclosure of “…the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.”  As the cited portion of your total proved reserves is material, please amend your document to comply with Regulation S-K.

Response:  Newfield respectfully acknowledges the Staff’s position with respect to Item 1203(d) of Regulation S-K.  In light of your comment, we have included the following disclosure in our Report on Form 10-K for the year ended December 31, 2012 under the Section entitled “Part I – Items 1 and 2. Business and Properties – Reserves – Proved Undeveloped Reserves”:

“Proved undeveloped reserve quantities are limited by the activity level of development drilling we expect to undertake during the 2013 – 2017 five-year period.  Of the 1,607 Bcfe of proved undeveloped reserves at December 31, 2012, a limited amount is associated with the Greater Monument Butte Unit waterflood that will be developed more than five years from the date of first booking.  The waterflood requires the timely and orderly drilling of producing and injection wells, conversion of producing wells to injection wells and the injection of certain amounts of water before all producing wells are drilled to optimize oil recovery and project economics.  Similarly, and for comparison, at year end 2011, a limited amount of our proved undeveloped reserves were associated not only with the Greater Monument Butte Unit waterflood, but also other development projects, such as the Arkoma Woodford Shale, the scope and scale of which is such that if the projects were terminated, for whatever reason, a significant portion of previously invested capital would be lost. For additional information regarding the changes in our proved reserves, see our Supplementary Oil and Gas Disclosures under Item 8 of this report.”

4.
In response five, we note your statement, “Newfield reaffirms that as of the date of each reserve report, it intends to invest capital to develop the PUDs in the subsequent five-year period.”  It is the staff’s view that the five years begins when PUDs are first “booked.”  It is not appropriate to “restart” the five year period in subsequent years.  Drilling locations that have been or are scheduled to be booked for more than five years are, in general, unproved.  Please confirm that this is consistent with your practice.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 02/28/2013-4

Response: Newfield respectfully acknowledges your comment and confirms that the Staff’s view of the five-year period is consistent with Newfield’s practice.

5.
In our prior comment six, we asked that you explain your four year average PUD conversion rate of 15%/year.  In part, you replied, “Reserve calculations at any end-of-year period are representative of our development plans at that time” and that your 2012 PUD conversion expenditures will be about $550 million or $600 million instead of the initial estimate of $785 million.  Please tell us the figures for your initial estimated PUD conversion expenditures and your historical PUD conversion expenditures for each of the years 2008-2010.  Explain why your reserve report presents 2012 PUD estimated capital costs of $589 million instead of $785 million.

Response:  Newfield’s reserve management system is separate from its financial record keeping system.  Financial records are specific to investment expenditure type, and are not tracked or reconciled to the reserve report.  Drilling, recompletion and well-related investment expenditures are differentiated between investments associated with proved and non-proved reserve type.  Further, development investment in our financial record system includes investment expenditures associated with all proved reserves, i.e., proved developed, proved developed non-producing and proved undeveloped, and is not unique to a particular reserve category. (See Note (1) in chart below)

Investments associated with “construction” include expenditures associated with both proved reserves and other reserve categories.  Construction also includes discretionary investments in cost optimization projects, such as salt water disposal, construction of common gathering facilities, mid-stream investments, etc. and as such, skews the historical versus initial estimate comparison. (See Note (2) in chart below)

Accordingly, to be responsive to your comment, we have compared (a) the initial estimated investment to convert proved undeveloped reserves to proved developed reserves and (b) historical investments for the years 2008-2011 below:

Year End Reserve Report	Estimate of First-Year Capital to Convert PUD to Developed ($ in millions)	Actual Investment Spent in First Year Following Reserve Report Estimate ($ in millions)
		D&C, Injection Wells & Recompletion (Proved Only)(1)	Construction (2)	Total
2011	$785	$524	$252	$776
2010	$558	$692	$326	$1,018
2009	$614	$417	$163	$580
2008	$512	$227	$108	$335

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 02/28/2013-5

In regard to the comparison of the figures $589 million and $785 million for 2012 PUD estimated capital, $589 million is the domestic component of the Company’s total $785 million for 2012.

6.
In light of your 4 year PUD drilling rate, please explain the reasons that you have converted more probable reserves than PUD to proved developed status in the last two years.  Tell us the capital expended for conversion of probable reserves to proved developed status in 2010 and in 2011.

Response:  As described above in our answer to Question 5, our financial records do not segregate exploration investments between drilling probable, possible or exploration locations.  For the years 2010 and 2011, we invested $824 million and $849 million, respectively, in drilling and completion costs for non-proved reserves. Please review the table below, contrasting year-end prices and facts about our proved reserve base:

Year End	Oil Price	Gas Price	Proved Undeveloped Reserves			% PUD Converted
			Liquids (MMBbls)	Gas (Bcf)	% Liquids
2012	$94.84	$2.76	149	713	56%	9%
2011	$96.13	$4.12	143	924	48%	19%
2010	$79.42	$4.38	94	987	36%	13%
2009	$61.14	$3.87	84	1208	11%	11%
2008	$44.61	$5.71	58	774	17%	17%

The data demonstrates execution of our described strategy – focus on liquids growth when commodity prices favor returns on investment in liquids versus natural gas reserves.  As our portfolio has changed, so have the prospective alternatives for investment.  Additionally, during the two years 2011 and 2012, we sold over $1 billion of non-strategic assets, further impacting our investment alternatives.  During 2012, a large portion of our capital investment in PUDs has been the development of the Pearl Discovery offshore China – which we expect to begin production in early 2014.  In summary, we expect the annual PUD conversion rate to vary as our portfolio for investment changes.

Confidential Treatment Requested by Newfield Exploration Company Pursuant to Rule 83
Page Code NFX 02/28/2013-6

In responding to the comments received from the Staff by letter dated January 18, 2013, Newfield acknowledges that:

•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 281-210-5320 or George W. Fairchild, Jr. at 281-210-5194 with any questions or comments regarding this response letter.

Yours very truly,

/s/ Terry W. Rathert

Terry W. Rathert
Executive Vice President and
Chief Financial Officer

cc:           George T. Dunn, Senior Vice President - Development
George W. Fairchild, Jr., Controller
Melissa L. Mong, Sr. Legal Counsel & Assistant Corporate Secretary